FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2022

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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AstraZeneca PLC

INDEX TO EXHIBITS

1.
Farxiga HFpEF Phase III trial met primary endpoint

5 May 2022 07:05 BST

Farxiga met primary endpoint in DELIVER Phase III trial, reducing risk of cardiovascular death or worsening heart failure in patients with preserved ejection fraction

Results from the DELIVER and DAPA-HF Phase III trials demonstrate Farxiga's efficacy in heart failure regardless of ejection fraction

High-level results from the DELIVER Phase III trial showed AstraZeneca's Farxiga (dapagliflozin) reached a statistically significant and clinically meaningful reduction in the primary composite endpoint of cardiovascular (CV) death or worsening heart failure (HF). The trial was conducted in patients with HF with mildly reduced or preserved ejection fraction (defined as left ventricular ejection fraction [LVEF] greater than 40%).

HF is a chronic, long-term condition that worsens over time1. It affects nearly 64 million people globally2 and is associated with substantial morbidity and mortality3. There are several main categories of HF related to ejection fraction (EF), a measurement of the percentage of blood leaving the heart each time it contracts including: HF with reduced EF (HFrEF) (LVEF less than or equal to 40%), HF with mildly reduced EF (HFmrEF) (LVEF 41-49%) and preserved EF (HFpEF) (LVEF greater than or equal to 50%)4. Approximately half of all HF patients have mildly reduced or preserved EF with few therapeutic options available4,5. Farxiga already has approved indications relating to the treatment of type-2 diabetes (T2D), HFrEF and chronic kidney disease (CKD).

Dr. Scott Solomon, Professor of Medicine at Harvard Medical School and Brigham and Women's Hospital and Principal Investigator of the DELIVER Phase III trial, said: "We are delighted to have met the primary endpoint in this patient population which has few treatment options. DELIVER is the largest and broadest trial to date in heart failure with mildly reduced or preserved ejection fraction. The results of DELIVER extend the benefit of dapagliflozin to the full spectrum of patients with heart failure."

Mene Pangalos, Executive Vice President, BioPharmaceuticals R&D, AstraZeneca, said: "Today's groundbreaking results coupled with those from the DAPA-HF trial show that Farxiga is effective in treating heart failure regardless of ejection fraction. These data build upon our previous studies demonstrating cardiorenal protection across patients with either diabetes, chronic kidney disease or heart failure."

The safety and tolerability profile of Farxiga in the DELIVER Phase III trial were consistent with the well-established safety profile of the medicine.

The full DELIVER Phase III trial results will be submitted for presentation at a forthcoming medical meeting and regulatory submissions will be made in the coming months.

Notes

HF
HF affects approximately 64 million people worldwide2, at least half of whom have a reduced EF6, including approximately 15 million in the EU7, six million in the US8, and 13.7 million treated adults in China9. There are several main categories of HF related to EF, a measurement of the percentage of blood leaving the heart each time it contracts including: HFrEF (LVEF less than or equal to 40%), HFmrEF (LVEF 41-49%) and HFpEF (LVEF greater than or equal to 50%)1,4. HF with EF above 40% represents about half of all HF cases, and is highly prevalent in patients with hypertension, T2D, obesity, metabolic syndrome or CKD4,5,10. HF remains as fatal as some of the most common cancers in both men (prostate and bladder cancers) and women (breast cancer)11. Chronic HF is the leading cause of hospitalisation for those over the age of 65 and represents a significant clinical and economic burden12.

DELIVER
DELIVER was an international, randomised, double-blind, parallel-group, placebo-controlled, event-driven Phase III trial designed to evaluate the efficacy of Farxiga, compared with placebo, in the treatment of HF patients with LVEF greater than 40% with or without T2D. Farxiga was given once daily in addition to background therapy (regional standard of care for all comorbidities, including diabetes and hypertension, with the exception of concomitant use of a sodium-glucose cotransporter 2 [SGLT2] inhibitor)13.  DELIVER is the largest clinical trial to date in HF patients with EF above 40%, with 6,263 randomised patients13,14.

The primary endpoint was the time to first occurrence of CV death, hospitalisation for HF (hHF) or an urgent HF visit. The secondary endpoint includes the total number of HF events (hHF or urgent HF visit) and CV death, change from baseline in the total symptom score of the Kansas City Cardiomyopathy Questionnaire at eight months, time to the occurrence of CV death and time to the occurrence of death from any cause13.

Farxiga
Farxiga (dapagliflozin) is a first-in-class, oral, once-daily SGLT2 inhibitor. Research has shown Farxiga's efficacy in preventing and delaying cardiorenal disease, while also protecting the organs - important findings given the underlying links between the heart, kidneys and pancreas15-17. Damage to one of these organs can cause the other organs to fail, contributing to leading causes of death worldwide, including T2D, HF and CKD2,18-20.

In the US, Farxiga is approved as an adjunct to diet and exercise to improve glycaemic control in adults with T2D and in T2D to reduce the risk of hHF or CV death when added to standard of care based on the findings of the DECLARE-TIMI 58 Phase III CV outcomes trial17. Farxiga is also approved for the treatment of HFrEF and the treatment of CKD based on the findings of the DAPA-HF and DAPA-CKD Phase III trials. In the European Union, Forxiga is indicated as both monotherapy (when metformin is appropriate) and as part of combination therapy for the treatment of insufficiently controlled T2D, with the additional benefits of weight loss and blood-pressure reduction, as an adjunct to diet and exercise in adults with T2D. Forxiga is also approved for the treatment of symptomatic chronic HFrEF in adults with and without T2D and for the treatment of CKD in adults with and without T2D.

DapaCare is a robust programme of clinical trials to evaluate the potential CV, renal and organ protection benefits of Farxiga. It includes more than 35 completed and ongoing Phase IIb/III trials in more than 35,000 patients, as well as more than 2.5 million patient-years' experience. Farxiga is currently being tested in the DAPA-MI Phase III trial - a first of its kind, indication-seeking registry-based randomised controlled trial in patients without T2D following an acute myocardial infarction (MI) or heart attack21.

AstraZeneca in CVRM
Cardiovascular, Renal and Metabolism (CVRM), part of BioPharmaceuticals, forms one of AstraZeneca's main disease areas and is a key growth driver for the Company. By following the science to understand more clearly the underlying links between the heart, kidneys and pancreas, AstraZeneca is investing in a portfolio of medicines for organ protection and improving outcomes by slowing disease progression, reducing risks and tackling co-morbidities. The Company's ambition is to modify or halt the natural course of CVRM diseases and potentially regenerate organs and restore function, by continuing to deliver transformative science that improves treatment practices and CV health for millions of patients worldwide.

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Diseases, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

Contacts
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References
1.   Cleveland Clinic [Internet]. Heart failure; [cited 2022 Jan 11] Available from: https://my.clevelandclinic.org/health/diseases/17069-heart-failure-understanding-heart-failure
2.   Vos T, et al. Global, regional, and national incidence, prevalence, and years lived with disability for 328 diseases and injuries for 195 countries, 1990-2016: A systematic analysis for the Global Burden of Disease Study 2016. Lancet 2017; 390(10100):1211-59.
3.   Mozaffarian D, et al. Heart disease and stroke statistics-2016 update. Circulation. 2016; 133(4):e38-360.
4.   Dunlay SM, et al. Epidemiology of heart failure with preserved ejection fraction. Nat Rev Cardiol 2017;14(10):591-602.
5.   Heidenreich PA, et al. 2022 AHA/ACC/HFSA Guideline for the Management of Heart Failure: A report of the American College of Cardiology/American Heart Association Joint Committee on Clinical Practice Guidelines. J Am Coll Cardiol. 2022;79(17):e263-421.
6.   Travessa AMR, et al. Treatment of heart failure with reduced ejection fraction-recent developments. Am J Ther 2016; 23(2):e531-49.
7.   Dickstein K, et al. ESC Guidelines for the diagnosis and treatment of acute and chronic heart failure 2008: the Task Force for the Diagnosis and Treatment of Acute and Chronic Heart Failure 2008 of the European Society of Cardiology. Developed in collaboration with the Heart Failure Association of the ESC (HFA) and endorsed by the European Society of Intensive Care Medicine (ESICM). Eur Heart J 2008; 29:2388-42.
8.   Virani SS, et al. Heart disease and stroke statistics-2020 update: a report from the American Heart Association. Circulation 2020; 141(9):e139-e596.
9.   AstraZeneca. Data on File. February 2020.
10.  Triposkiadis F, et al. Reframing the association and significance of co-morbidities in heart failure. Eur J Heart Fail 2016;18(7):744-58.
11.  Mamas MA, et al. Do patients have worse outcomes in heart failure than in cancer? A primary care-based cohort study with 10-year follow-up in Scotland. Eur J Heart Fail 2017; 19(9):1095-104.
12.  Azad N, et al. Management of chronic heart failure in the older population. J Geriatr Cardiol. 2014; 11(4):329-37.
13.  Solomon SD, et al. Dapagliflozin in heart failure with preserved and mildly reduced ejection fraction: rationale and design of the DELIVER trial. Eur J Heart Fail 2021; 23(7):1217-25.
14.  Clinicaltrials.gov [Internet]. Dapagliflozin Evaluation to Improve the LIVEs of Patients With Preserved Ejection Fraction Heart Failure; [cited 2022 Jan 11]. Available from: https://clinicaltrials.gov/ct2/show/NCT03619213.
15.  McMurray JJV, et al. Dapagliflozin in patients with heart failure and reduced ejection fraction. N Engl J Med 2019; 381(21):1995-2008.
16.  Heerspink HJL, et al. Dapagliflozin in patients with chronic kidney disease. N Engl J Med 2020; 383(15):1436-46.
17.  Wiviott SD, et al. for the DECLARE-TIMI 58 Investigators. Dapagliflozin and cardiovascular outcomes in type-2 diabetes [article and supplementary appendix]. N Engl J Med 2019; 380(4):347-57.
18.  Mayo Clinic [Internet]. Heart failure, 2020; [cited 2022 Jan 11]. Available from: https://www.mayoclinic.org/diseases-conditions/heart-failure/symptoms-causes/syc-20373142.
19.  Centers for Disease Control and Prevention (CDC) [Internet]. A snapshot: Diabetes in the United States, 2020; [cited 2022 Jan 11]. Available from: https://www.cdc.gov/diabetes/library/socialmedia/infographics/diabetes.html.
20.  National Institute of Diabetes and Digestive and Kidney Diseases (NIDDK) [Internet]. Heart disease & kidney disease, 2016; [cited 2022 Jan 11]. Available from: https://www.niddk.nih.gov/health-information/kidney-disease/heart-disease.
21.  Clinicaltrials.gov [Internet]. Dapagliflozin Effects on Cardiovascular Events in Patients With an Acute Heart Attack (DAPA-MI); [cited 2022 Mar 10]. Available from: https://clinicaltrials.gov/ct2/show/NCT04564742.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 05 May 2022

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary